Exhibit 99.1

NewsRelease

TC Energy files rate case for Columbia Gas Transmission system

Calgary, Alberta - July 31, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that its wholly-owned subsidiary, Columbia Gas Transmission, LLC (Columbia), filed a general Natural Gas Act Section 4 rate case with the U.S. Federal Energy Regulatory Commission (FERC). With this filing, Columbia’s first Section 4 rate case in over 20 years, Columbia is seeking to recover its prudently-incurred operating costs, a fair return on and of its historical investment in its expansive system and to establish a third phase of its precedent-setting modernization program.
Columbia has significantly enhanced its natural gas infrastructure over the last decade in response to changing market conditions. Most notably, as a result of a collaborative effort with its customers and regulators, Columbia implemented modernization programs in 2012 and 2016 and will have invested more than US$2.5 billion in various system enhancements by the end of 2020. The work done under these programs has led to improvements in reliability of service, integrity of assets and efficiency of operations while reducing emissions. An extension of the program is expected to continue this trend.

“The modernization and other capital investments we’ve made over the years have provided our customers with more reliable access to low-cost natural gas and premium markets that are required to continue to grow the U.S. and global economies,” said Stanley Chapman III, TC Energy Executive Vice President and President, U.S. Natural Gas Pipelines. “We continue to improve the Company’s strategic position by enhancing our existing robust energy infrastructure with increased efficiency and reliability.”

The need for energy is essential to daily life, and so too is the need to address climate change concerns. TC Energy’s efforts to address greenhouse gas emissions associated with the Columbia system have resulted in approximately 258,000 metric tons of total CO2e emissions avoided since this cycle of targeted investment was initiated in 2013, which is equivalent to removing 56,000 cars from roadways. Based on the work currently completed, it is estimated approximately 57,000 metric tons of CO2e emissions will continually be avoided on an annual basis.

Consistent with the Company’s overall sustainability focus, the proposed third phase of Columbia’s modernization program would take place over seven years and would permit Columbia to incur and recover an investment of up to US$3 billion without the need to file additional rate cases.

Columbia intends to commence collaborative settlement discussions with its shippers, regulators and other stakeholders later this year in an effort to reach a mutually beneficial resolution to this filing.
About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

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